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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Dominick's Supermarkets, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   257159-10-3
                                 (CUSIP Number)

                  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)*


SEC 1745 (2/95)

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 14 Pages


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CUSIP No. 257159-10-3             SCHEDULE 13G           Page  2  of  14  Pages

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                       Chase Venture Capital Associates, L.P.
                       13-337-6808

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) / /

     3        SEC USE ONLY

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       California



         NUMBER OF                5        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                 Not applicable
         OWNED BY
           EACH                   6        SHARED VOTING POWER
         REPORTING
        PERSON WITH                                 1,063,961

                                  7        SOLE DISPOSITIVE POWER

                                                    1,063,961

                                  8        SHARED DISPOSITIVE POWER

                                                    Not applicable.

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,063,961

    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                                / /


    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       4.98%

    12        TYPE OF REPORTING PERSON*

                       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.              CUSIP Number:  257159-10-3

Item I

                  1.1.     Name of Issuer:

                           Dominick's Supermarkets, Inc.

                  1.2.     Address of Issuer's Principal Executive Offices:

                           505 Railroad Avenue
                           Northlake, Illinois 60614

Item II

                  2.1.     Name of Person Filing:

                           Chase Venture Capital Associates, L.P.

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  2.2.     Address of Principal Business Office or, if none,
                           Residence:

                           380 Madison Avenue, 12th Floor
                           New York, New York  10017

                  2.3.     Citizenship:

                           See Row 4 on cover page.

                  2.4.     Title of Class of Securities (of Issuer):

                           Common Stock

                  2.5.     CUSIP Number:

                           See top of cover page.

Item III If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

                               Page 3 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3

Item IV           Ownership

                  4.1.     Amount Beneficially Owned:

                  Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"), is the record owner of 1,063,961 shares of Common Stock of the Issuer as of December 31, 1996. In addition, CVCA is a party to an Amended and Restated Stockholders Agreement dated as of November 1, 1996 (the "Stockholders Agreement") among the Issuer, Dominick's Finer Foods, Inc. and the stockholders of the Issuer listed below (CVCA and such stockholders being collectively referred to as the "Investors") (a copy of which as been filed as Exhibit
                  10.8 to the Issuer's Form 10-K for the fiscal year ended November 2, 1996 and is incorporated herein by reference).


                               Page 4 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3


Pursuant to the Stockholders Agreement, the Investors holding Common Stock (but not Investors holding non-voting Class B Common Stock) are required to vote their shares to elect to the Issuer's 11-member Board of Directors the persons nominated by Mr. Burkle and Apollo Investment Fund, L.P. (collectively nine persons). To the best of the reporting person's knowledge, the Investors are the holders of record of an aggregate of 6,418,469 shares of Common Stock which are subject to such voting provisions and an aggregate of 5,296,091 shares of the non-voting Class B Common Stock and certain other shares of Common Stock which are not subject to such voting provisions. Shares of Class B Common Stock may be converted at any time at the election of the holders into an equal number of shares of Common Stock. Upon such conversion, the holders of Class B Common Stock would become subject to the voting provisions of the Stockholders Agreement until such time as such shares of Common Stock were publicly resold. The Stockholders Agreement also contains, among other things, certain customary rights permitting the Investors to participate in private sales of shares by the Yucaipa Investors and permitting the Yucaipa Investors to compel the sale of the other Investors' shares if certain requirements are satisfied.

As a result of the Stockholders Agreement, CVCA and some or all of the Investors may be deemed to constitute a "group". A group consisting of such persons may be deemed to beneficially own all shares of Common Stock beneficially owned by each of the Investors constituting such a group. The reporting person does not affirm the existence of such a group and, except to the extent set forth above, disclaims beneficial ownership of shares of Common Stock beneficially owned by any other Investor.

                  4.2.     Percent of Class:

                           4.98% (as of December 31, 1996)

                  4.3.     Number of shares as to which such person has:

                           4.3.1.   Not applicable.
                           4.3.2.   1,063,961
                           4.3.3.   1,063,961

                               Page 5 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.              CUSIP Number:  257159-10-3


                           4.3.4.   Not applicable.

Item V            Ownership of Five Percent or Less of a Class

                  Not applicable.

Item VI           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item VII          Identification and Classification of the Subsidiary Which

                  Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item VIII         Identification and Classification of Members of the Group

                  See Item 4.1 above.

Item IX           Notice of Dissolution of Group

                  Not applicable.

Item X            Certification

                  Not applicable.

                               Page 6 of 14 Pages



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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 1997               CHASE VENTURE CAPITAL ASSOCIATES,L.P.
                                         By:      CHASE CAPITAL PARTNERS,
                                                  its General Partner

                                         By: /s/ Jeffrey C. Walker
                                             ----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   A General Partner

                               Page 7 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3


                                  EXHIBIT 2(a)

                  This statement is being filed by Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           David L. Ferguson
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

                  Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.

                               Page 8 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3



                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 9 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3

                                                                      SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers

President                                          Jeffrey C. Walker**

Executive Vice President                           Mitchell J. Blutt, M.D.**

Vice President & Secretary                         Gregory Meridith*

Vice President & Treasurer                         Donna L. Carter**

Assistant Secretary                                Robert C. Carroll*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

--------------------
*Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 10 of 14 Pages



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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman

                                   Directors**

                                    Principal Occupation or Employment;
Name                                Business or Residence Address

Frank A. Bennack, Jr.               President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, NY  10019

Susan V. Berresford                 President
                                    The Ford Foundation
                                    320 East 43rd Street
                                    New York, NY  10017

M. Anthony Burns                    Chairman, President and CEO
                                    Ryder System, Inc.
                                    3600 N.W. S2nd Avenue
                                    Miami, FL  33166

--------
*Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**Each of the persons named below is a citizen of the United States of America.

                               Page 11 of 14 Pages


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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3



                                    Principal Occupation or Employment;
Name                                Business or Residence Address

H. Laurance Fuller                  Chairman of the Board and
                                     Chief Executive Officer
                                    Amoco Corporation
                                    200 East Randolph Drive
                                    Chicago, IL  60601

Melvin R. Goodes                    Chairman of the Board and
                                     Chief Executive Officer
                                    Warner-Lambert Company
                                    201 Tabor Road
                                    Morris Plains, NJ  07950

William H. Gray, III                President and Chief Executive Officer
                                    United Negro College Fund, Inc.
                                    8260 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, VA  22031

George V. Grune                     Retired Chairman and Chief Executive
                                     Officer the Reader's Digest
                                     Association, Inc.
                                    Chairman of the Board
                                    The DeWitt Wallace-Reader's Digest Fund
                                    Lila Wallace-Reader's Digest Fund
                                    2 Park Avenue, 23rd Floor
                                    New York, NY  10016

William B. Harrison, Jr.            Vice Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Harold S. Hook                      Chairman of the Board
                                    American General Corporation
                                    2929 Allen Parkway
                                    Houston, TX  77019

Helene L. Kaplan                    Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom
                                    919 Third Avenue - Room 29-72
                                    New York, NY  10022

                               Page 12 of 14 Pages


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                                  SCHEDULE 13G


Issuer:  Dominick's Supermarkets, Inc.                CUSIP Number:  257159-10-3



                                    Principal Occupation or Employment;
Name                                Business or Residence Address

Thomas G. Labracque                 President and Chief Operating Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

J. Bruce Liewellyn                  Chairman of the Board
                                    The Philadelphia Coca-Cola
                                     Bottling Company, The Coca-Cola
                                     Bottling Company of Wilmington, Inc.
                                     and Queen City Broadcasting, Inc.
                                    The Philadelphia Coca-Cola Bottling Company
                                    30 Rockefeller Plaza, 29th Floor
                                    New York, NY  10112

Edward D. Miller                    Senior Vice Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Edmund T. Pratt, Jr.                Chairman Emeritus
                                    Pfizer Inc.
                                    Astors Lane
                                    Port Washington, NY  11050

Henry B. Schacht                    Chairman of the Board and
                                     Chief Executive Officer
                                    Lucent Technologies, Inc.
                                    600 Mountain Avenue - Room 6A511
                                    Murray Hill, NJ  07974

Walter V. Shipley                   Chairman of the Board and Chief
                                    Executive Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Andrew C. Sigler                    Retired Chairman of the Board
                                     and Chief Executive Officer
                                    Champion International Corporation
                                    1 Champion Plaza
                                    Stamford, CT 06921

                               Page 13 of 14 Pages



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                                  SCHEDULE 13G

Issuer:  Dominick's Supermarkets, Inc.               CUSIP Number:  257159-10-3



                                    Principal Occupation or Employment;
Name                                Business or Residence Address

John R. Stafford                    Chairman, President and Chief
                                     Executive Officer
                                    American Home Products Corporation
                                    Five Giralda Farms
                                    Madison, NJ  07940

Marina v.N. Whitman                 Professor of Business Administration
                                     and Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI  48109-1220

                               Page 14 of 14 Pages